INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

June 28, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the WCM Focused Emerging Markets and WCM Focused Global Growth Fund

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 23, 2013, regarding Post-Effective Amendment No. 339 to the Registrant’s Form N-1A registration statement with respect to the WCM Focused Emerging Markets Fund and the WCM Focused Global Growth Fund (the “Funds”), each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 369 to Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses – Both Funds
1.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Funds’ investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Funds’ investment advisor, WCM Investment Management (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

Principal Risks of Investing – Both Funds
2.  Given that the Funds intend to invest in any size companies, add risk disclosure for small- and mid-capitalization companies.

Response: The Registrant has added small and mid-cap company risks in each respective Fund’s “Principal Risks of Investing” under the “Summary Section” and “More About the Funds’ Investment Objectives, Strategies and Risks” section.

Tax Information – Both Funds
3.  Delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement.

Principal Investment Strategies - Focused Emerging Markets Fund
4.  First paragraph, delete the term “domiciled” given companies of emerging or frontier markets are defined in the last sentence as those deriving 50% of its revenue or assets from emerging or frontier regions.

Response:  The Registrant has made the requested revision.

5.  Clarify whether the multinational companies domiciled in developed countries disclosed in the second paragraph will be used to apply toward the 80% basket?  If yes, please revise the statement to state that these companies will also be economically tied (i.e., having 50% of its revenues or assets) to emerging or frontier markets.  In addition, please remove the phrase “or are expected to derive”.

Response:  The Registrant has removed the second paragraph

Principal Risks of Investing – Focused Emerging Markets Fund
6.  Add frontier markets risk disclosure.

Response: The Registrant has added frontier markets risk under the “Summary Section” and “More About The Funds’ Investment Objectives, Strategies And Risks” section.

Prior Performance for Similar Accounts Managed by the Advisor
7. The first paragraph of this section states that the tables included “set forth performance data relating to the historical performance of all private accounts …”, confirm whether there were any registered investment companies with investment objectives and strategies substantially similar to those of the Funds managed by the Funds’ advisor during the periods presented that were not included in the composites.

Response:  The Registrant has confirmed with the Funds’ advisor that, during the periods presented in the composite, the advisor did not manage other registered investment companies with investment objectives and strategies substantially similar to those of the Funds hence, the composites do not include returns of registered investment companies.

8.  Revise or add to the “*” footnote to the performance table that the net composite returns presented are net of all fees and expenses.

Response: The Registrant has added the following disclosure to the “*” footnote to the respective composite’s performance table:

WCM EMERGING MARKETS STRATEGY COMPOSITE
“* The WCM Emerging Markets Strategy composite contains one non-fee paying fully discretionary account: therefore, the net returns for the composite are net of all expenses, with zero management fees.”

WCM QUALITY GLOBAL GROWTH STRATEGY COMPOSITE
“* The net returns for the composite are shown net of all fees and expenses.”

9.  Briefly describe how the Global Investment Performance Standards (“GIPS”) performance and SEC method of calculating total return performance differ.

Response: The Registrant has added the following disclosure:

“The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.  The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges”

10.  The section includes a statement that “Results are based on fully discretionary accounts under management, including those no longer with the firm.”  Confirm that the all accounts included in the composites for the periods presented were managed by the Funds’ advisor (i.e., do not include accounts with time periods that were not managed by the advisor).

Response:  The Registrant has confirmed with the Funds’ advisor that performance periods presented only contain accounts and periods managed by the firm in accordance with composite construction requirements of the GIPS standards.

11.  It states that “the composite contains wrap fee accounts, which pay a fee based on a percentage of assets under management.”  Confirm and disclose whether wrap account fees are deducted from composite returns, if not, disclose why not.

Response:  The Registrant has confirmed with the Funds’ advisor that there were no wrap fee accounts in the composite during the periods presented.  The statements regarding wrap fee accounts are included to comply with standard disclosures under GIPS.  Therefore, all references to wrap fee accounts have been removed.

12.  Delete the statement “The percentage of wrap accounts in the composite is shown in the table above.”

Response:  The sentence has been deleted.

13.  Provide explanation, in the response letter, why accounts with certain percentage of cash flows were excluded from the composites.

Response: The Registrant has confirmed with the Funds’ advisor that GIPS standards require that all accounts meeting the firm’s “fully discretionary account” criteria be included in the composite.  The advisor considers accounts where clients maintaining >20% cash flow as not meeting their definition or criteria as “fully discretionary” (i.e., those accounts do not have the same principal investment strategies as the other accounts in the composite for those time periods), therefore, in accordance with GIPS standards, those accounts were temporary removed during those periods.

Share Price
14.  The first paragraph states that “The Funds” NAV are typically calculated as of the close of regular trading…”  Please delete the term “typically”.

Response:  The Registrant has deleted the term “typically” as requested.

15.  State the method that the Funds typically use to value Fund shares before using fair value pricing.

Response:  The Registrant has added the following statement to the beginning of the second paragraph: “The Funds’ securities generally are valued at market price.  Securities will be valued at fair value when market quotations are not readily available.”

Payment of Redemption Proceeds
16.  The second paragraph states that the “Fund will not honor redemption requests” and “Specifically, the Fund may suspend the right to redeem shares”.  It is not allowed to deny a redemption request, it may only be delayed.  Revise disclosure to clarify that redemptions will not be denied.

Response:  The Registrant has amended the disclosure under “Payment of Redemption Proceeds” as follows:

“If you purchase shares using a check and request a redemption before the check has cleared, the Funds may postpone payment of your redemption proceeds up to 15 business days while the Funds wait for the check to clear.”

Other Redemption Information
17.  The second paragraph states “However, under unusual conditions that make the payment of cash unwise (and for the protection of the Fund’s remaining shareholders), the Fund may pay all or part of a shareholder’s redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind)”.  Clarify what does “unwise” mean or revise the statement.

Response:  The Registrant has revised the statement as follows:

“However, under unusual conditions, the Funds may pay all or part of a shareholder’s redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind) in lieu of cash in order to protect the interests of the Funds’ remaining shareholders.”

General Transaction Policies
18.  In the second bullet point, please clarify that shareholders can still redeem through other means if telephone redemptions are not available.

Response:  The Registrant has revised the disclosure as follows: “refuse, change, discontinue, or temporary suspend account services, including purchase or telephone redemption privileges (if redemption by telephone is not available, you may send your redemption order to the Fund via regular or overnight delivery), for any reason;”

Federal Income Tax Consequences
19.  Pursuant to Item 11(f)(i) of Form N-1A, please disclose tax consequences to shareholders on exchanging shares of the Fund.

Response:  The Registrant has added the following disclosure to the end of the second paragraph: “If you exchange shares of a Fund for shares of another fund, the exchange will be treated as a sale of the Fund’s shares and any gain on the transaction may be subject to federal income tax.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies
20.  Update the title to include Risks – “Investment Strategies, Policies and Risks”.  In addition, revise this section to distinguish principal investment strategies and risks from non-principal investment strategies and risks (i.e., insert headings to differentiate them).

Response:  The Registrant has updated the title to reflect “Risks” and the sorted the section by principal and non-principal investment strategies, policies and risks.

Investment Company Securities
21.  First bullet, add “subject to certain conditions” at the end of the sentence.

Response: The Registrant had made the requested revision.

22.  On page B-9, it states “Funds typically incur fees that are separate from those fees incurred directly by the Funds”, clarify if the term “Funds” at the beginning of the sentence refers to underlying funds.

Response: The Registrant revised the statement to “Underlying funds typically incur fees ….”

Over-the-Counter Options
23.  On page B-15, it states “Each Fund may treat the cover used for written over-the-counter options as liquid …” disclose or describe how the Funds will cover over-the-counter options (i.e., hold the underlying security etc.).

Response:  The Registrant has confirmed with the Funds’ advisor that it does not intend to engage in over-the-counter options transactions.  Therefore, the referenced section and disclosure have been deleted.

Compensation
24.  Disclose the three highest paid officers of the Fund pursuant to Item 17(c) of Form N-1A.

Response:  The officers of the Trust are not compensated by the Fund.  In order to address the Staff’s concern, the Registrant has added the following clarifying disclosure: “Officers of the Trust are not compensated for their services by the Funds”.

Portfolio Managers Compensation
25.  Please revise portfolio manager compensation disclosure in accordance with Instructions 3 to Item 20(b) of Form N-1A.

Response:  The Registrant has confirmed with the Funds’ advisor that there are no differences between the methods used to determine the Funds’ portfolio managers’ compensation with respect to the Funds and other accounts managed by the portfolio managers.

Rule 12b-1 Plan
26.  Disclose the list of principal activities under the Rule 12b-1 Plan pursuant to Item 19(g)(1) of Form N-1A.

Response:  The Registrant has added the following disclosure under the section entitled Rule 12b-1

The Rule 12b-1 Plan provides that the distribution fees paid by Investor Class of the Fund may be used to pay for any expenses primarily intended to result in the sale of shares of such Class, including, but not limited to: (a) costs of payments, including incentive compensation, made to agents for and consultants to the Distributor, including pension administration firms that provide distribution services and broker-dealers that engage in the distribution of the shares of such Class of the Fund; (b) payments made to, and expenses of, persons who provide support services in connection with the distribution of shares of such Class of the Fund; (c) payments made pursuant to any dealer agreements between the Distributor and certain broker-dealers, financial institutions and other service providers with respect to such Class of the Fund; (d) costs relating to the formulation and implementation of marketing and promotional activities; (e) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of such Class of the Fund; (f) costs involved in preparing, printing and distributing sales literature pertaining to such Class of the Fund; and (g) costs involved in obtaining such information, analyses and reports with respect to marketing and promotional activities that the Trust may deem advisable with respect to such Class of the Fund.

27. Disclose whether the Rule 12b-1 Plan is a reimbursement plan or compensation plan pursuant to Item 19(g)(2) of Form N-1A.

Response:  The Registrant has added the following disclosure under the section entitled Rule 12b-1

“The 12b-1 Plan provides for reimbursement to the Distributor for services provided and expenses incurred by it in connection with the distribution of Investor Class shares.”

Portfolio Holdings Information
28. In the second paragraph on page B-39, please clarify the term “effective date” in the last sentence or use a different term.

Response:  The Registrant has revised the sentence to clarify that portfolio holding information as follows:

“….the Fund may make publicly available its portfolio holdings by posting such information to its public website www.wcmfunds.com or by making such information available to any person who calls the Funds’ toll-free number at 1-888-988-9801, no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

Shareholder In-Kind Distributions
29.  Please indicate whether there is a provision in the confidentiality agreement with the shareholder to not trade based on the non-public portfolio holding information received.

Response:  The Registrant has added the following statement to the last sentence of the paragraph: “… and not to trade portfolio securities based on the non-public holding information.”

Purchase and Redemption of Fund Shares
30.  The second paragraph under this section states that “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears”.

Item (iv) of the statement does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The Registrant has revised the statement as follows “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (iii) for such other periods as the SEC may permit for the protection of the Funds’ shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Funds may postpone payment of your redemption proceeds up to 15 days while the Funds wait for the check to clear.”

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer